March 30, 2016

VIA EDGAR

To:	United States Securities and Exchange Commission

Re:	Taseko Mines Limited (the "Company")
Annual Reporton Form 40-F
Consent of Expert

This consent is provided inconnection with the Company's annual report on Form 40-F report for the year ended December 31, 2015 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2015 (the “AIF”).

I hereby consent to the use of my name inconnection with reference to my involvement in the preparation of the following technical reports (the "Technical Reports"):

•	Technical Report on the 344 million tonne increase in mineral reserves at the Prosperity Gold – Copper Project, British Columbia, Canada dated December 17, 2009

•	Technical Report on the 357 Million Ton Increase in Mineral Reserves at the Gibraltar Mine, British Columbia, Canada dated June 24, 2011

•	Technical Report on Mineral Reserves at the Aley Project, British Columbia, Canada dated October 30, 2014

•	Technical Report on the Mineral Reserve Up date at the Gibraltar Mine, British Columbia, Canada dated June 15, 2015 and to references to the Technical Reports, orportions thereof, in the Annual Report and the AIF and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report and the AIF.

Yours truly,

/s/ S. Jones

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ScottJones,P.Eng.,VicePresident,Engineering